Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS APPOINTS JAY THORNTON TO BOARD OF DIRECTORS

Calgary, Alberta, June 8, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced the appointment of Jay Thornton as a Director of the Company, effective June 7, 2012. Mr. Thornton replaces retiring director, John Brussa.

Mr. Thornton has over 28 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. Over the past 12 years, he has held various operating and corporate executive positions with Suncor Energy, Canada's largest integrated energy company. He spent four years in Fort McMurray at Suncor's Oil Sands mining operations.  His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of US-based mining company, Xinergy Ltd, as well as a member of the board of a private Calgary-based oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics.  He is also a recent graduate of the Institute of Corporate Directors (ICD) Directors Education Program

“Jay Thornton brings us extensive knowledge of the oil sands industry and a unique perspective on customer priorities in our primary market,” said Ron McIntosh, Chairman of NAEP. “He is also a seasoned director with experience on key industry association boards. We are very pleased to welcome Jay as a Director of North American Energy Partners.”

“On behalf of the Board, I would also like to extend our sincere gratitude to John Brussa for his over eight years of service as a director, and for his insightful contributions during his tenure on the Board,” concluded Mr. McIntosh.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Strategic Planning & Investor Relations
North American Energy Partners Inc.
Office: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca